Exhibit 99.1

Baja Mining Corp.

Consolidated Financial Statements

March 31, 2007

(expressed in Canadian dollars)

Baja Mining Corp.

Consolidated Balance Sheet - Unaudited

As at March 31, 2007 and December 31, 2006

(expressed in Canadian dollars)

	Mar. 31, 2007 $	Dec. 31, 2006 $

Assets

Current assets
Cash and cash equivalents	1,415,544	1,475,375
Short term deposits	6,011,016	8,874,554
Other current assets	669,717	850,056

	8,096,277	11,199,985

Mineral properties and mining concessions (note 3)	757,793	757,793

Property, plant and equipment (note 4)	569,940	464,034

	9,424,010	12,421,812

Liabilities

Current liabilities
Accounts payable and accrued liabilities	1,967,049	1,139,707

Special warrant liability (note 5)	788,249	-

	2,755,298	1,139,707

Shareholders’ Equity

Share capital (note 6)	66,523,095	65,258,086

Share purchase warrants (note 6(c))	6,152,479	6,496,517

Contributed surplus (note 6(f))	6,992,467	6,972,565

Deficit	(72,999,329)	(67,445,063)

	6,668,712	11,22,105

	9,424,010	12,421,812

Commitments (note 10)
Subsequent event (note 12)

On behalf of the Board

/s/ John Greenslade	Director	/s/ Robert Mouat	Director

.

See accompanying notes to the consolidated financial statements

Baja Mining Corp.

Consolidated Statement of Operations and Deficit  - Unaudited

For the three month period ended March 31, 2007 and 2006

(expressed in Canadian dollars)

	2007 $	2006 $

Exploration expenses
Amortization	31,256	32,686
Camp, general and travel	171,039	94,077
Concession and claim fees	32,073	22,613
Drilling	1,293,421	79,954
Feasibility studies	1,049,378	167,975
Geological and environmental	1,309,355	41,068
Metallurgical	70,445	50,207
Pilot plant costs	-	438,311
Professional and consulting fees
Related party (note 7)	124,530	100,468
Other	88,404	76,357
Project finance costs	30,670	-
Stock-based compensation expense (note 6(e))	-	261,036
Wages and subcontract	191,150	91,152

	4,391,721	1,455,904

General and administrative expenses
Amortization	19,953	17,562
Audit and legal fees	72,093	38,388
Directors fees	12,750	4,250
Filing, exchange and transfer agent fees	212,397	16,882
Interest and bank charges	3,197	1,417
Management and consulting fees
Related party (note 7)	48,750	30,000
Other	36,447	42,978
Office and general	105,157	42,350
Promotion, trade show and marketing	150,031	68,977
Rent	43,277	17,975
Stock-based compensation expense (note 6(e))	287,302	159,500
Telephone	16,365	10,390
Travel	35,082	69,373
Wages and subcontract	187,282	53,432

	1,230,083	573,474

Loss before other items	(5,621,804)	(2,029,378)

Foreign exchange gain (loss)	(39,242)	85,066

Interest income and other	106,780	13,804

Loss and comprehensive loss for the period	(5,554,266)	(1,930,508)

Deficit – Beginning of period	(67,445,063)	(44,222,274)

Deficit – End of period	(72,999,329)	(46,152,782)

Basic and diluted loss per share for the period	(0.05)	(0.03)

Weighted average number of shares outstanding	108,315,791	76,303,573

See accompanying notes to the consolidated financial statements

Baja Mining Corp.

Consolidated Statement of Cash Flows - Unaudited

For the three month period ended March 31, 2007 and 2006

(expressed in Canadian dollars)

	2007 $	2006 $

Cash flows from operating activities
Loss for the period	(5,554,266)	(1,930,508)
Items not affecting cash
Amortization	51,209	50,248
Fair value of special warrants	805,161	-
Accretion of special warrants liability	30,670	-
Stock-based compensation expense	287,302	420,536

	(4,379,924)	(1,459,724)
Net changes in working capital balances
Other current assets	180,339	(187,916)
Accounts payable and accrued liabilities	827,342	(170,073)

	(3,372,243)	(1,817,713)

Cash flows from investing activities
Investment in short term deposits	2,863,538	-
Acquisition of property, plant and equipment	(157,115)	(137,654)

	2,706,423	(137,654)

Cash flows from financing activities
Net proceeds from issuance of common shares	605,989	140,750
Share subscriptions received	-	4,995,962

	605,989	5,136,712

(Decrease) increase in cash and cash equivalents	(59,831)	3,181,345

Cash and cash equivalents - Beginning of period	1,475,375	2,760,084

Cash and cash equivalents - End of period	1,415,544	5,941,429

Supplemental cash flow information (note 11)

See accompanying notes to the consolidated financial statements

Nature and continuance of operations

Baja Mining Corp. (“the Company”), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the Toronto Stock Exchange as of February 7, 2007 (previously listed on TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”) in acceptable form. The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company’s ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2

Summary of significant accounting policies

Basis of presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company’s significant subsidiary is Mintec and its wholly owned subsidiary, Minera y Metalurgica del Boleo, S.A de C.V., which holds the mineral property rights. All significant inter-company transactions and balances have been eliminated.  The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting and do not include all the disclosures included in the Company’s annual consolidated financial statements.

Accordingly, the accounting policies followed by the Company are set out in Note 4 of the audited consolidated financial statements for the year ended December 31, 2006 and have been consistently followed in the preparation of these consolidated financial statements except that the Company has adopted the following CICA guidelines effective for the Company’s first quarter commencing January 1, 2007:

(1)

Summary of significant accounting policies (continued)

Basis of presentation (continued)

a)

Section 3855 - Financial Instruments - Recognition and Measurement. Section 3855 requires that all financial assets, except those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair market value (or mark to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments subject to significant influence are reported at cost and not adjusted to fair market value.

b)

Section 1530 - Comprehensive Income. Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized.

c)

The adoption of Sections 1530 and 3855 has no impact on the opening equity and losses of the Company nor for the current quarter.

Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation of the current year.

3

Mineral properties and mining concessions

Boleo Project details and acquisition costs are as follows:

	Mar. 31, 2007 $	Dec. 31, 2006 $

Property rights (note 3(a))	651,443	651,443
Mining concessions (note 3(b))	106,350	106,350

Total at cost	757,793	757,793

(2)

Mineral properties and mining concessions (continued)

a)

Property rights

The Company owns three properties covering approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,400.

b)

Mining concessions

The Company acquired certain concessions covered by 15 separate titles and covering approximately 10,081 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $48,000.

c)

Details of cumulative expenditures on the Boleo Project are as follows:

	Mar. 31, 2007 $	Dec. 31, 2006 $

Amortization	221,906	190,650
Camp, general and travel	2,259,837	2,088,798
Concession fees and other	1,883,369	1,851,296
Drilling	13,984,117	12,690,696
Feasibility studies	8,341,556	7,292,178
Geological and environmental	9,832,393	8,523,038
Infrastructure	687,494	687,494
Management fees	3,562,603	3,438,073
Metallurgical and contract services	6,019,717	5,949,272
Pilot plant costs	5,327,406	5,327,406
Professional fees	4,611,520	4,523,116
Project finance costs	30,670	-
Stock-based compensation expenses	4,318,384	4,318,384
Wages and subcontracts	1,978,325	1,787,175

	63,059,297	58,667,576

(3)

Property, plant and equipment

			Mar. 31, 2007

	Cost $	Accumulated amortization $	Net $

Computer equipment and software	261,522	132,480	129,042
Leasehold improvements	133,190	34,034	99,156
Machinery and equipment	357,636	138,353	219,283
Mining equipment	86,262	80,731	5,531
Office equipment and furniture	131,329	50,610	80,719
Transportation equipment	67,590	44,413	23,177
Warehouse	38,784	25,752	13,032

	1,076,313	506,373	569,940

			Dec. 31, 2006

	Cost $	Accumulated amortization $	Net $

Computer equipment and software	178,313	119,188	59,125
Leasehold improvements	101,559	28,428	73,131
Machinery and equipment	357,636	121,094	236,542
Mining equipment	86,262	75,189	11,073
Office equipment and furniture	89,054	44,825	44,229
Transportation equipment	67,590	41,173	26,417
Warehouse	38,784	25,267	13,517

	919,198	455,164	464,034

(4)

Special warrants liability

On January 9, 2007 the Company reached agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s El Boleo property is located within the “Buffer Zone” of such Biosphere. The Company paid US$100,000 on January 31, 2007 and issued three Special Warrants on January 9, 2007 for an aggregate of 180,000 common shares of the Company. One Special Warrant will mature in each of February, 2009, 2010 and 2011. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of USD$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provision for cancellation prior to a maturity date if development of the El Boleo project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The total repurchase liability of US$999,900 has been recorded as the project is expected to proceed.  The liability has been discounted using an interest rate of 15%.

The fair value of the special warrants granted on January 9, 2007 was, using the Black-Scholes pricing model, estimated to be $47,582. The weighted average assumptions used: Risk free interest rate of 4.19%; dividend yield of nil%; expected volatility of 91%; expected life of warrant of three years.

	Amount US$	Discounted US$	Discounted CDN$

Balance - December 31, 2006	-	-	-

Fair value of obligations, January 9, 2007	1,140,354	784,544	922,161
Fair value of special warrants, equity–(note 6 (c))	(40,454)	(40,454)	(47,582)
Payment on January 31, 2007 – (US$100,000)	(100,000)	(100,000)	(117,000)
Accretion of discounted liability	-	26,178	30,670

Balance – March 31, 2007	999,900	670,268	788,249

(5)

6

Share capital

a)

Authorized

Unlimited common shares without par value

b)

Details of transactions are as follows:

	Shares	Amount $

Balance - December 31, 2005	76,280,820	44,284,417

Brokered private placement	25,555,556	17,634,879
Share issue costs	-	(2,076,487)
Shares issued on exercise of warrants	4,092,641	3,023,163
Fair value of warrants exercised (note 6(c))	-	699,882
Shares issued on exercise of stock options	1,955,000	684,250
Fair value of options exercised (note 6(f))	-	1,007,982

Balance - December 31, 2006	107,884,017	65,258,086

Shares issued on exercise of warrants	469,960	343,489
Fair value of warrants exercised (note 6(c))	-	391,620
Shares issued on exercise of stock options	750,000	262,500
Fair value of options exercised (note 6(f))	-	267,400

Balance – March 31, 2007	109,103,977	66,523,095

(6)

6

Share capital (continued)

c)

Share purchase warrants

	Shares purchase warrants	Amount $

Balance - December 31, 2005	6,406,052	1,121,953

Brokered private placement share purchase warrants	12,777,774	5,365,121
Share purchase warrants issue costs	-	(631,736)
Fair value of agent warrants	983,993	1,308,952
Fair value of additional agent warrants	173,017	32,109
Shares issued on exercise of additional agent warrants	(3,340,306)	(699,882)

Balance – December 31, 2006	17,000,530	6,496,517
Fair value of special warrants (note 5)	180,000	47,582
Shares issued on exercise of warrants	(469,960)	(391,620)

Balance – March 31, 2007	16,710,570	6,152,479

d)

Warrants

A summary of the Company’s share purchase warrants at March 31, 2007 and the changes during the period are as follows:

		2007

	Number of warrants	Weighted average exercise price $

Balance - Beginning of period	22,920,546	1.10

Granted	180,000	US 5.555
Exercised	(469,960)	0.73
Expired	-

Balance - End of period	22,630,586	1.14

(7)

6

Share capital (continued)

d)   Warrants (continued)

The following table summarizes information about share purchase warrants outstanding at March 31, 2007:

Range of prices $	Number of warrants outstanding and exercisable	Weighted average contractual life (years)	Weighted average exercise price $

0.35 to 0.49	3,035,097	0.70	0.44
0.50 to 0.99	701,032	4.04	0.90
1.00 to 1.49	18,714,457	3.41	1.22
US 5.555	180,000	2.75	US 5.555

	22,630,586	3.30	1.14

e)

Stock options

A summary of the Company’s stock options at March 31, 2007 and the changes during the period are as follows:

		2007

	Number of options	Weighted average exercise price $

Balance - Beginning of period	9,940,000	0.83

Granted	400,000	1.33
Exercised	(750,000)	0.35
Expired/cancelled	(50,000)	1.33

Balance - End of period	9,540,000	0.88

(8)

6

Share capital (continued)

e)

Stock options (continued)

The following table summarizes information about stock options outstanding and exercisable at March 31, 2007:

Range of prices $	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price $	Number of exercisable options $	Weighted average exercise price $

0.22 to 0.49	3,820,000	2.64	0.35	3,820,000	0.35
0.50 to 0.99	700,000	3.85	0.78	700,000	0.78
1.00 to 1.49	4,770,000	4.32	1.29	4,270,000	1.30
1.50 to 1.99	250,000	4.20	1.54	250,000	1.54

	9,540,000	3.84	0.88	9,040,000	0.75

The Company adopted a stock option plan (“the plan”) whereby, the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At March 31, 2007, the Company has reserved 10,910,398 common shares under the plan.

The option plan has the following vesting requirement:

i)

Options granted to employees and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date.

ii)

Options granted to other employees, consultants, directors and officers vest immediately.

The fair value of the options granted during the year was estimated at each grant date using the Black-Scholes option-pricing model. During the quarter, the Company granted 200,000 five year stock options and 200,000 one year stock options at an exercise price between $1.30 and $1.36; these were granted to consultants and employees. Stock-based compensation costs, in the amount of $287,302, has been recognized and charged to expenses, with an offsetting amount recorded as a credit to contributed surplus.

(9)

Share capital (continued)

e)

Stock options (continued)

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

2007 $

Risk-free interest rate	4.12%
Dividend yield	0%
Expected volatility	89%
Expected stock option life	2.25 years
Weighted average fair value of stock options granted	$0.63

f)

Contributed surplus

$

Balance - December 31, 2005	2,739,721

Fair value of options re-priced	1,100,000
Fair value of options granted	4,140,826
Fair value of 1,955,000 options exercised (note 6(b))	(1,007,982)

Balance - December 31, 2006	6,972,565

Fair value of options granted (note 6(e))	287,302
Fair value of 1,955,000 options exercised (note 6(b))	(267,400)

Balance - March 31, 2007	6,992,467

Related party transactions

The Company entered into the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

	2007 $	2006 $

Management fees paid or accrued	173,280	130,468

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the fair value consideration established and agreed to by the related parties.

(10)

Segmented information

The Company’s only business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the period ended March 31, 2007 is as follows:

	Canada $	Mexico $	Consolidated $

Exploration expenses	585,005	3,107,325	3,692,330
Capital expenditures	157,115	-	157,115
Segment loss	1,600,212	3,254,663	4,854,875
Total assets	6,712,800	2,711,210	9,424,010

The breakdown by geographic region for the period ended March 31, 2006 is as follows:

	Canada $	Mexico $	Consolidated $

Exploration expenses	183,057	1,272,847	1,455,904
Capital expenditures	4,451	133,203	137,654
Segment loss	977,138	953,370	1,930,508
Total assets	5,773,688	2,033,474	7,807,162

9

Foreign financial instruments

As at March 31, 2007, the Company has the following foreign denominated financial instruments:

	Foreign currency amount	Canadian dollar amount $

Cash in United States dollars	969,198	1,119,036
Cash in Mexican pesos	2,459,093	256,729
Value added taxes recoverable in Mexican pesos	3,100,317	323,673
Accounts payable in United States dollars	1,393,370	1,632,472
Accounts payable in Mexican Pesos	586,062	61,185

(11)

Foreign financial instruments (continued)

As at December 31, 2006, the Company has the following foreign denominated financial instruments:

	Foreign currency amount	Canadian dollar amount $

Cash in United States dollars	1,051,211	1,225,081
Cash in Mexican pesos	947,019	102,183
Value added taxes recoverable in Mexican pesos	3,843,919	414,759
Accounts payable in United States dollars	780,963	910,135
Accounts payable in Mexican Pesos	343,981	37,116

10

Commitments

a)

On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. (“Bateman”) to complete a definitive feasibility study on the Boleo Project. The estimated contract value including approved change orders is $13.3 million. The definitive feasibility study is scheduled to be completed in 2007 and the agreement may be terminated upon thirty days written notice. As at March 31, 2007, the Company has paid or accrued a total of approximately $12.7 million under the agreement, for a remaining commitment of $0.6 million.

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at March 31, 2007 amount to:

$

2007	288,000
2008	288,000
2009	24,000

600,000

c)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010. The Company has also committed to two operating leases for office space in Mexico City, expiring June 2007 and August 2007. The future minimum lease payments are as follows:

$

2007	110,000
2008	104,000
2009	104,000
2010	52,000

370,000

(12)

Commitments (continued)

d)

On July 28, 2006 the Company acquired an option to purchase four diesel generators for US$600,000. A refundable deposit of US$150,000 has been paid, with the remaining US$450,000 paid subsequent to the quarter end on April 13, 2007.

Supplemental schedule of non-cash investing and financing activities

The following are the non-cash investing and financing activities of the Company:

	2007 $	2006 $

Interest received	100,039	13,804
Interest paid	-	-

Subsequent event

a)

Subsequent to quarter-end, the Company granted 600,000 stock options to existing employees and consultants of the Company at a price of $1.30 per share, for a period of five years from the date of grant.

(13)